ICI MUTUAL INSURANCE COMPANY

                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                         INVESTMENT COMPANY BLANKET BOND

                          ICI MUTUAL INSURANCE COMPANY
                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                                  DECLARATIONS

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Item 1.  Name of Insured (the "Insured")                             Bond Number

         Seligman Data Corp.                                         87167107B

         Principal Address:  100 Park Avenue, 8th Floor
                             New York, NY  10017
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Item 2. Bond Period: from 12:01 a.m. on July 24, 2007 , to 12:01 a.m. on July 24, 2008 , or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
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Item 3. Limit of Liability--
        Subject to Sections 9, 10 and 12 hereof:

                                                                     LIMIT OF     DEDUCTIBLE
                                                                     LIABILITY      AMOUNT
        Insuring Agreement A- FIDELITY                              $24,000,000    $150,000
        Insuring Agreement B- AUDIT EXPENSE                             $50,000     $10,000
        Insuring Agreement C- ON PREMISES                           $24,000,000    $150,000
        Insuring Agreement D- IN TRANSIT                            $24,000,000    $150,000
        Insuring Agreement E- FORGERY OR ALTERATION                 $24,000,000    $150,000
        Insuring Agreement F- SECURITIES                            $24,000,000    $150,000
        Insuring Agreement G- COUNTERFEIT CURRENCY                  $24,000,000    $150,000
        Insuring Agreement H- UNCOLLECTIBLE ITEMS OF DEPOSIT           $500,000     $50,000
        Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS         $24,000,000    $150,000

        If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

        OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

        Insuring Agreement J-     COMPUTER SECURITY                 $24,000,000    $150,000

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Item 4. Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.
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Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

        Riders:  1-2-3-4-5-6-7-8-9-10-11-12

        and of all Riders applicable to this Bond issued during the Bond Period.
================================================================================


                                             By: /S/ Catherine Dalton
                                                 ------------------------
                                             Authorized Representative

                         INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

                               INSURING AGREEMENTS

A.    FIDELITY

      Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.    AUDIT EXPENSE

      Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.    ON PREMISES

      Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.    IN TRANSIT

      Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.    FORGERY OR ALTERATION

      Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or
      (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

      This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.    SECURITIES

      Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.    COUNTERFEIT CURRENCY

      Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

      This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.    UNCOLLECTIBLE ITEMS OF DEPOSIT

      Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

      (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

      (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

      PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

      This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.    PHONE/ELECTRONIC TRANSACTIONS

      Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

      (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

      (2)   is made by an  individual  purporting  to be a Fund  shareholder  or
            subscriber  or  an  authorized   agent  of  a  Fund  shareholder  or
            subscriber; and

      (3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

      PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

      EXCLUDING loss resulting from:

      (1)   the failure to pay for shares attempted to be purchased; or

      (2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

      (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

      (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

      (5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

      (6)   a  Phone/Electronic  Transaction  request  transmitted by electronic
            mail   or   transmitted   by  any   method   not   subject   to  the
            Phone/Electronic Transaction Security Procedures; or

      (7)   the  failure  or   circumvention   of  any  physical  or  electronic
            protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

      This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

                               GENERAL AGREEMENTS

A.    ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

      1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

      2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.    WARRANTY

      No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.    COURT COSTS AND ATTORNEYS' FEES

      The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

      1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

      2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

      The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

      If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

             THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
               AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                     PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The  following  terms used in this Bond shall have the  meanings  stated in this
Section:

      A. "Alteration" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

      B. "Application" means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

      C. "Computer System" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

      D. "Counterfeit" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

      E. "Deductible Amount" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

      F. "Depository" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

      G. "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

      H.    "Electronic   Transmission"  means  any  transmission   effected  by
            electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

      I.    "Employee" means:

            (1) each officer, director, trustee, partner or employee of the Insured, and

            (2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

            (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

            (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

            (5)   each officer, director, trustee, partner or employee of

                  (a)   an investment adviser,

                  (b)   an underwriter (distributor),

                  (c) a transfer agent or shareholder accounting recordkeeper, or

                  (d) an administrator authorized by written agreement to keep financial and/or other required records,

                  for an Investment Company named as an Insured,  but only while
                  (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or
                  (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

            (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

            (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

            (8)   each officer, partner or employee of

                  (a)   any Depository or Exchange,

                  (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

                  (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

                  while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

            (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

      Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

      Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

      J. "Exchange" means any national securities exchange registered under the Securities Exchange Act of 1934.

      K. "Forgery" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

      L.    "Items of Deposit" means one or more checks or drafts.

      M.    "Investment   Company"  or  "Fund"  means  an   investment   company
            registered under the Investment Company Act of 1940.

      N. "Limit of Liability" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

      O. "Mysterious Disappearance" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

      P. "Non-Fund" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

      Q. "Phone/Electronic Transaction Security Procedures" means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

      R. "Phone/Electronic Transaction" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

      S. "Property" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

      T. "Securities" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

      U. "Security Company" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

      V.    "Self Regulatory  Organization"  means any association of investment
            advisers  or  securities   dealers   registered  under  the  federal
            securities laws, or any Exchange.

      W. "Shareholder of Record" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

      X.    "Single Loss" means:

            (1) all loss resulting from any one actual or attempted Theft committed by one person, or

            (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

            (3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

            (4) all expenses incurred with respect to any one audit or examination, or

            (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

            All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

            All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

      Y. "Telefacsimile" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

      Z. "Theft" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

      A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

      B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

      C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

      D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

      E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

      F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

      G.    Potential  income,   including  but  not  limited  to  interest  and
            dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

      H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

      I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

            (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

            (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

      J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

      K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

      L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

      M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

      N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

      O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

      P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

      Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

      Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

      Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

      This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

      See also General Agreement C (Court Costs and Attorneys' Fees).

      The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

      The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

      Notice hereunder shall be given to Manager, Professional Liability Claims,
      ICI  Mutual  Insurance  Company,   P.O.  Box  730,   Burlington,   Vermont
      05402-0730.

SECTION 5.  DISCOVERY

      For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

      (1)   becomes aware of facts, or

      (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

      which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

      For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

      (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

      (2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

      (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

      The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

      If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

      If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

      Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

      The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

      Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

      The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

      No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

      The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

      The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

      This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
      (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

      Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

      Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

      For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

      This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

      At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve
      (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

      Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

      The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

      The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

      For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

      This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

      If more than one entity is named as the Insured:

      A.    the total  liability of the  Underwriter  hereunder  for each Single
            Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

      B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured

            Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

      C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

      D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

      E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

      F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

      Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

      A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

      B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

      C.    the total number of outstanding voting securities.

      As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

      This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 1

--------------------------------------------------------------------------------
INSURED                                                             BOND NUMBER

Seligman Data Corp.                                                 87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD                  AUTHORIZED REPRESENTATIVE

July 24, 2007     July 24, 2007 to July 24, 2008       /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

    J. & W. Seligman & Co. Incorporated Matched Accumulation Plan
    Seligman Advisors, Inc.
    Seligman Data Corp. Employees' Thrift Plan
    Seligman Capital Fund, Inc.
    Seligman Cash Management Fund, Inc.
    Seligman Common Stock Fund, Inc.
    Seligman Communications and Information Fund, Inc.
    Seligman Core Fixed Income, Inc.
    Seligman Frontier Fund, Inc.
    Seligman Growth Fund, Inc.
    Seligman Global Fund Series, Inc., a series fund consisting of:
         o   Emerging Markets Fund
         o   Global Growth Fund
         o   Global Smaller Companies Fund
         o   Global Technology Fund
         o   International Growth Fund
    Seligman High Income Fund Series, a series fund consisting of:
         o   High-Yield Fund
         o   U.S. Government Securities Fund
    Seligman Income and Growth Fund, Inc.
    Seligman LaSalle International Real Estate Fund, Inc.
    Seligman LaSalle Real Estate Fund Series, Inc., a series fund consisting of:
         o   Seligman LaSalle Monthly Dividend Real Estate Fund
         o   Seligman LaSalle Global Real Estate Fund
    Seligman Municipal Fund Series, Inc., a series fund consisting of:

        o    Seligman Colorado Series
        o    Seligman Georgia Series
        o    Seligman Louisiana Series
        o    Seligman Maryland Series
        o    Seligman Massachusetts Series
        o    Seligman Michigan Series
        o    Seligman Minnesota Series
        o    Seligman Missouri Series
        o    Seligman National Series
        o    Seligman New York Series
        o    Seligman Ohio Series
        o    Seligman Oregon Series
        o    Seligman South Carolina Series
    Seligman Municipal Series Trust, a series fund consisting of:
        o    California High-Yield Series
        o    California Quality Series
        o    Florida Series
        o    North Carolina Series
    Selimagn New Jersey Municipal Fund, Inc.
    Seligman New Technologies Fund, Inc.
    Seligman New Technologies Fund II, Inc.
    Seligman Pennsylvania Municipal Fund Series
    Seligman Portfolios, Inc., a series fund consisting of:
        o    Capital Portfolio
        o    Cash Management Portfolio
        o    Common Stock Portfolio
        o    Communications and Information Portfolio
        o    Global Technology Portfolio
        o    Income and Growth Portfolio
        o    International Growth Portfolio
        o    Investment Grade Fixed Income Portfolio
        o    Large-Cap Value Portfolio
        o    Smaller-Cap Value Portfolio
    Seligman Select Municipal Fund, Inc.
    Seligman TargetHorizon ETF Portfolios, Inc., a series fund consisting of:
        o    Seligman TargETFund 2045
        o    Seligman TargETFund 2035
        o    Seligman TargETFund 2025

        o    Seligman TargETFund 2015
        o    Seligman TargETFund Core
    Seligman Time Horizon/Harvester Fund Series, Inc., a series fund consisting of:
        o    Seligman Harvester Fund
        o    Seligman Time Horizon 10 Fund
        o    Seligman Time Horizon 20 Fund
        o    Seligman Time Horizon 30 Fund
    Seligman Value Fund Series, Inc., a series fund consisting of:
        o    Seligman Large-Cap Value Fund
        o    Seligman Smaller-Cap Value Fund
    Tri-Continental Corporation

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 2

--------------------------------------------------------------------------------
INSURED                                                             BOND NUMBER

Seligman Data Corp.                                                 87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD                 AUTHORIZED REPRESENTATIVE

July 24, 2007      July 24, 2007 to July 24, 2008      /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or (2) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 3

--------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

Seligman Data Corp.                                               87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE

July 24, 2007        July 24, 2007 to July 24, 2008    /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

      (a) the provision of Investment Advisory Services by an Insured to any In-House Plan; or

      (b) the provision of Administrative Services by an Insured to any In-House Plan;

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a) or (b) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1) the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, unless, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2) custodial services for the safekeeping and custody of securities or other property;

(3) liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured's failure to collect contributions or to pay benefits).

It is further understood and agreed that for purposes of this rider:

      (1) "Administrative Services" shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

      (2) "Affiliated Entity" means any entity controlling, controlled by, or under common control with an Insured.

      (3) "Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

      (4) "Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or
            (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

      (5) "Plan" means any retirement or employee benefit plan, including any trust relating thereto.

      (6) "In-House Plan" means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

It is further understood and agreed that with respect to In-House Plans, for purposes of Rider No. 2 of this bond only, an In-House Plan named as an Insured under this bond shall not be deemed to be a Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 4

--------------------------------------------------------------------------------
INSURED                                                            BOND NUMBER

Seligman Data Corp.                                                87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD                 AUTHORIZED REPRESENTATIVE

July 24, 2007      July 24, 2007 to July 24, 2008      /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

      J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

      1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

            a.          "Authorized  User" means any person or entity designated
                  by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

            b.          "Computer  Fraud" means the  unauthorized  entry of data
                  into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

                  (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

                  (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

                  (3) causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or
                        (z) an unauthorized or fictitious account to be debited or credited.

            c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

            d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

            e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

            f. "User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

      2. Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

            a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

            b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

            c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

            d. Any loss resulting from a Computer Fraud committed by or in collusion with:

                  (1) any Authorized User (whether a natural person or an entity); or

                  (2)   in the case of any  Authorized  User which is an entity,
                        (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

                  (3) in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or
                        (c) any entity which controls, is controlled by, or is under common control with such Employer Entity

                        ("Employer-Related   Entity"),   or  (d)  any  director,
                        officer,    partner,   employee   or   agent   of   such
                        Employer-Related Entity;

                  and

            e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

            f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

            g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

            h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

            (a)   by written  notice  from the  Underwriter  not less than sixty
                  (60) days prior to the effective date of termination specified in such notice; or

            (b)   immediately   by  written  notice  from  the  Insured  to  the
                  Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 5

--------------------------------------------------------------------------------
INSURED                                                            BOND NUMBER

Seligman Data Corp.                                                87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE

July 24, 2007        July 24, 2007 to July 24, 2008    /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

      1. In the event that a loss is covered under more than one bond issued to Seligman Data Corp or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 6

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

Seligman Data Corp.                                                  87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE

July 24, 2007        July 24, 2007 to July 24, 2008    /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

      (1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

      (2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

      (3) written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

            (A) "Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

            (B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 7

--------------------------------------------------------------------------------
INSURED                                                             BOND NUMBER

Seligman Data Corp.                                                 87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

July 24, 2007          July 24, 2007 to July 24, 2008  /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

      (1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

      (2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

      (1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

      (2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 8

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

Seligman Data Corp.                                                  87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE

July 24, 2007        July 24, 2007 to July 24, 2008    /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 9

--------------------------------------------------------------------------------
INSURED                                                            BOND NUMBER

Seligman Data Corp.                                                87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE                BOND PERIOD              AUTHORIZED REPRESENTATIVE

July 24, 2007         July 24, 2007 to July 24, 2008   /S/ Catherine Dalton
================================================================================

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations ("Phone/Electronic Deductible") shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

      (1) a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

      (2) a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record's bank account of record,

provided,  that the Limit of Liability  for a Single Loss as described in (1) or
(2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, "Phone/Electronic Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 10

--------------------------------------------------------------------------------
INSURED                                                             BOND NUMBER

Seligman Data Corp.                                                 87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE                BOND PERIOD              AUTHORIZED REPRESENTATIVE

July 24, 2007          July 24, 2007 to July 24, 2008  /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

      o     by use of an automated telephone tone or voice response system; or

      o by transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections; or

      o by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 11

--------------------------------------------------------------------------------
INSURED                                                             BOND NUMBER

Seligman Data Corp.                                                 87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE              BOND PERIOD                AUTHORIZED REPRESENTATIVE

July 24, 2007       July 24, 2007 to July 24, 2008     /S/ Catherine Dalton
================================================================================

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "insured losses" resulting from certified "acts of terrorism." (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "acts of terrorism" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "insured losses" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "acts of terrorism." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "acts of terrorism" is one percent (1%).

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 12

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

Seligman Data Corp.                                              87167107B
--------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD                AUTHORIZED REPRESENTATIVE

July 24, 2007      July 24, 2007 to July 24, 2008     /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that not withstanding Section 9, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the liability of the Underwriter under this Bond with respect to any and all loss or losses, under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of Five Million Dollars ($5,000,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                           SELIGMAN CAPITAL FUND, INC.
                       SELIGMAN CASH MANAGEMENT FUND, INC.
                        SELIGMAN COMMON STOCK FUND, INC.
               SELIGMAN COMMUNICATIONS AND INFORMATION FUND, INC.
                      SELIGMAN CORE FIXED INCOME FUND, INC.
                          SELIGMAN FRONTIER FUND, INC.
                        SELIGMAN GLOBAL FUND SERIES, INC.
                           SELIGMAN GROWTH FUND, INC.
                        SELIGMAN HIGH INCOME FUND SERIES
                      SELIGMAN INCOME AND GROWTH FUND, INC.
                 SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC.
              SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC.
                      SELIGMAN MUNICIPAL FUND SERIES, INC.
                         SELIGMAN MUNICIPAL SERIES TRUST
                    SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.
                      SELIGMAN NEW TECHNOLOGIES FUND, INC.
                     SELIGMAN NEW TECHNOLOGIES FUND II, INC.
                   SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC.
                   SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES
                            SELIGMAN PORTFOLIOS, INC.
                      SELIGMAN SELECT MUNICIPAL FUND, INC.
                  SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.
                        SELIGMAN VALUE FUND SERIES, INC.
                           TRI-CONTINENTAL CORPORATION
                           (collectively, the "Funds")

                             Secretary's Certificate

      The undersigned certifies that he is the Secretary of each of the Funds, and that, as such, he is authorized to execute this certificate on behalf of each Fund and further certifies on behalf of each Fund that following are a true and complete copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund on July 19, 2007 and such resolutions have not been rescinded or amended and remain in full force and effect on the date hereof:

            RESOLVED, that it is determined that the Joint Fidelity Bond (the "Bond") coverage in the aggregate amount of $24 million for larceny and embezzlement under the agreement jointly insuring each of the Funds, the other investment companies in the Seligman Group, Seligman Advisors, Inc., J. & W. Seligman & Co. Incorporated Matched Accumulation Plan, Seligman Data Corp. ("SDC") and SDC Employees Thrift Plan as primary assureds, is reasonable and is approved as to amount, type, form and coverage;

            FURTHER RESOLVED, that the portion of the premium to be paid for the Bond by each such Fund, as presented to this meeting be, and hereby is, approved;

            FURTHER RESOLVED, that each of the Vice Presidents, the Treasurer, the Secretary and Assistant Secretaries of each Fund, is designated as an officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1 under Section 17(g) of the 1940 Act;

            FURTHER RESOLVED, that each Fund's participation in the Directors and Officers/Errors and Omissions Liability Insurance Policy ("D&O/E&O Policy") is in the best interests of the Fund and that the portion of the premiums to be paid for the D&O/E&O Policy by the Fund based on the allocation methodology discussed at this meeting, and based on its proportionate share of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to the Fund and hereby approved;

            FURTHER RESOLVED, that Safety Net Policy, together with the portion of the premium to be paid for the Policy by each Fund, as presented to this meeting be, and hereby is, approved; and

            FURTHER RESOLVED, that the proper officers of each Fund be, and each of them hereby is, authorized, directed and empowered, in the name and on behalf of each such Fund, to file and record any agreements, certificates and all such other documents, and to take any and all such other actions as they or any of them may deem necessary or desirable to effectuate fully the purposes of the foregoing resolutions and the transactions contemplated thereby.

      IN WITNESS WHEREOF, I have set my hand, on behalf of each Fund, this 2nd day of October 2007.

                                                    /s/ Frank J. Nasta
                                                    ------------------
                                                    Frank J. Nasta

                                                                    Exhibit 99.2

                                    AGREEMENT

                          ICI MUTUAL INSURANCE COMPANY
                         INVESTMENT COMPANY BLANKET BOND

                                      AMONG

                           SELIGMAN CAPITAL FUND, INC.
                       SELIGMAN CASH MANAGEMENT FUND, INC.
                        SELIGMAN COMMON STOCK FUND, INC.
               SELIGMAN COMMUNICATIONS AND INFORMATION FUND, INC.
                          SELIGMAN FRONTIER FUND, INC.
                           SELIGMAN GROWTH FUND, INC.
                        SELIGMAN GLOBAL FUND SERIES, INC.
                        SELIGMAN HIGH INCOME FUND SERIES
                      SELIGMAN INCOME AND GROWTH FUND, INC.
                      SELIGMAN CORE FIXED INCOME FUND, INC.
              SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC.
                 SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC.
                      SELIGMAN MUNICIPAL FUND SERIES, INC.
                         SELIGMAN MUNICIPAL SERIES TRUST
                    SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.
                      SELIGMAN NEW TECHNOLOGIES FUND, INC.
                     SELIGMAN NEW TECHNOLOGIES FUND II, INC.
                   SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES
                            SELIGMAN PORTFOLIOS, INC.
                      SELIGMAN SELECT MUNICIPAL FUND, INC.
                   SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC.
                  SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.
                        SELIGMAN VALUE FUND SERIES, INC.
                           TRI-CONTINENTAL CORPORATION
                               SELIGMAN DATA CORP.
                   SELIGMAN DATA CORP. EMPLOYEES' THRIFT PLAN
                             SELIGMAN ADVISORS, INC.
          J. & W. SELIGMAN & CO. INCORPORATED MATCHED ACCUMULATION PLAN

May 17, 2007

            Agreement, dated as of May 17, 2007 by and among Seligman Capital Fund, Inc., Seligman Cash Management Fund, Inc., Seligman Common Stock Fund, Inc., Seligman Communications and Information Fund, Inc., Seligman Frontier Fund, Inc., Seligman Growth Fund, Inc., Seligman Global Fund Series, Inc., Seligman High Income Fund Series, Seligman Income and Growth Fund, Inc., Seligman Core Fixed Income Fund, Inc., Seligman LaSalle International Real Estate Fund, Inc., Seligman LaSalle Real Estate Fund Series, Inc., Seligman Municipal Fund Series, Inc., Seligman Municipal Series Trust, Seligman New Jersey Municipal Fund, Inc., Seligman New Technologies Fund, Inc., Seligman New Technologies Fund II, Inc., Seligman Pennsylvania Municipal Fund Series, Seligman Portfolios, Inc., Seligman Select Municipal Fund, Inc., Seligman TargetHorizon ETF Portfolios, Inc., Seligman Time Horizon/Harvester Series, Inc., Seligman Value Fund Series, Inc., Tri-Continental Corporation (hereinafter collectively called the "Investment Companies"), Seligman Data Corp. ("SDC"), SDC Employees' Thrift Plan, Seligman Advisors, Inc., and J. & W. Seligman & Co. Incorporated Matched Accumulation Plan.

      Pursuant to an Agreement, dated September 15, 2005, SDC presently carries an Investment Company Blanket Bond in the amount of $24,000,000 insuring against losses from larceny and embezzlement, on a joint basis, for the protection of itself and the parties thereto (as amended by specific riders to the bond). The parties thereto desire to amend as of May 17, 2007, the Agreement dated September 15, 2005, as a result of their intention to permit Seligman LaSalle International Real Estate Fund, Inc. to participate in the existing Blanket Bond effective on the date upon which its registration statement becomes effective (expected to be on or about May 25, 2007).

      NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

      (1) SDC will arrange for the continuation of the Blanket Bond, by the ICI Mutual Insurance Company authorized to do business in the place where the bond was issued, for the protection of itself, the Investment Companies, SDC Employees' Thrift Plan, Seligman Advisors, Inc. and J. & W. Seligman & Co. Incorporated Matched Accumulation Plan, collectively referred to as the Insureds, in the amount indicated:

      The Blanket Bond is in the aggregate amount of $24,000,000 and, inclusive of any riders thereto, provides that:

            (a) The bond shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to the affected party, and by the underwriter to all registered management investment companies named as Insureds, and to the Securities and Exchange Commission, Washington, D. C., not less than sixty days prior to the effective date of such cancellation, termination or modification; and,

            (b) The Underwriter shall furnish each registered management investment company named as an Insured with (1) a copy of the bond and any amendment thereto, promptly after the execution thereof, (2) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (3) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

      (2) The premiums payable in respect of the joint policy shall be paid by SDC which may then charge each Insured for its pro rata share of such premium.

      (3) The Insureds shall have the right to receive insurance proceeds paid in respect of any loss or losses covered by the joint policy, as follows:

            (a) In the event that such proceeds are paid in respect of a loss or losses suffered by only one of the Insureds, all said proceeds shall be paid to it.

            (b) In the event that such proceeds are paid in respect of losses suffered by two or more of the Insureds, which losses shall constitute but a "single loss" under the provisions of the joint policy and the total of which losses shall not exceed the amount of such proceeds paid in respect thereof, each of said Insureds shall share in such proceeds to the extent of its individual loss.

            (c) In the event that such proceeds are paid in respect of losses suffered by two or more of the Insureds, which losses shall constitute but a "single loss" under the provisions of the joint policy and the total of which losses shall exceed the amount of such proceeds paid in respect thereof, each of said Insureds shall share in such proceeds in the proportion which its individual loss bears to the total of the individual losses of said Insureds, provided, that such proceeds, in the case of a loss suffered by one of the Investment Companies, shall be at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1, as amended; and provided further, that such proceeds in the case of a loss suffered by the SDC Employees' Thrift Plan and/or by the J. & W. Seligman & Co. Incorporated Matched Accumulation Plan shall be, after giving consideration to the preceding clause, at least equal to the amount which each would have received had each plan provided and maintained a separate bond with the minimum coverage required by Section 412 of the Employee Retirement Income Security Act of 1974.

      (4) This Agreement shall not be construed as imposing upon any of the parties hereto any obligations to indemnify any other party against any loss or losses suffered by such party.

      (5) The aforementioned Agreement of September 15, 2005 between the parties hereto is cancelled and superseded in its entirety by the provisions of this Agreement.

      (6) This Agreement shall be construed in accordance with the laws of the State of New York.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed in various counterparts and corporate seals where appropriate to be hereto duly affixed by its proper officers thereunto duly authorized, all of the day and year first above written.

                   SELIGMAN CAPITAL FUND, INC.
                   SELIGMAN CASH MANAGEMENT FUND, INC.
                   SELIGMAN COMMON STOCK FUND, INC.
                   SELIGMAN COMMUNICATIONS AND INFORMATION FUND, INC. SELIGMAN FRONTIER FUND, INC.
                   SELIGMAN GROWTH FUND, INC.
                   SELIGMAN GLOBAL FUND SERIES, INC.
                   SELIGMAN HIGH INCOME FUND SERIES
                   SELIGMAN INCOME AND GROWTH FUND, INC.
                   SELIGMAN CORE FIXED INCOME FUND, INC.
                   SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC. SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC.
                   SELIGMAN MUNICIPAL FUND SERIES, INC.
                   SELIGMAN MUNICIPAL SERIES TRUST
                   SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.
                   SELIGMAN NEW TECHNOLOGIES FUND, INC.
                   SELIGMAN NEW TECHNOLOGIES FUND II, INC.
                   SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES
                   SELIGMAN PORTFOLIOS, INC.
                   SELIGMAN SELECT MUNICIPAL FUND, INC.
                   SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC.
                   SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.
                   SELIGMAN VALUE FUND SERIES, INC.
                   TRI-CONTINENTAL CORPORATION

Attest:

/s/ Frank Nasta    By /s/ Thomas G. Rose
----------------      ------------------
Secretary             Vice President

                   SELIGMAN DATA CORP.
Attest:

/s/ Frank Nasta    By /s/ John H. Clark
----------------      -----------------
Secretary             President

                   SELIGMAN DATA CORP.
                   EMPLOYEES' THRIFT PLAN

                   By /s/ Thomas G. Rose
                      ------------------
                      Committee Member
Attest:

/s/ Frank Nasta    By /s/ John H. Clark
----------------      -----------------
Witness               Committee Member

                   J. & W. SELIGMAN & CO. INCORPORATED
                   MATCHED ACCUMULATION PLAN

                   By /s/ Thomas G. Rose
                      ------------------
                      Committee Member
Attest:

/s/ Frank Nasta    By /s/ John H. Clark
----------------      -----------------
Witness               Committee Member

                   SELIGMAN ADVISORS, INC.
Attest:

/s/ Frank Nasta    By /s/ Charles W. Kadlec
----------------      ---------------------
Secretary             President

                                                                    Exhibit 99.3

                                                                       EXHIBIT A

                           SCHEDULE OF REQUIRED AMOUNT
                             FOR JOINT FIDELITY BOND

                                                              GROSS ASSETS    MINIMUM AMOUNT
                                                                6/30/2007      OF BOND UNDER
                        FUND/ENTITY                           (000 OMITTED)     RULE 17g-1
-----------------------------------------------------------   -------------   --------------
Seligman Capital Fund, Inc.                                   $     502,426   $      900,000
Seligman Cash Management Fund, Inc.                                 186,655          600,000
Seligman Common Stock Fund, Inc.                                    254,699          750,000
Seligman Communications & Information Fund, Inc.                  4,118,200        2,500,000
Seligman Frontier Fund, Inc.                                         82,897          450,000
Seligman Growth Fund, Inc.                                          449,624          750,000

Seligman Global Fund Series, Inc.:
   Emerging Markets Fund                                            125,039
   Global Growth Fund                                                41,170
   Global Smaller Companies Fund                                    254,830
   Global Technology Fund                                           400,575
   International Growth Fund                                        106,102
                                                              -------------
                                                                    927,716        1,000,000
Seligman High Income Fund Series:
   High-Yield Fund                                                  296,391
   U.S. Government Securities Fund                                   64,240
                                                              -------------
                                                                    360,631          750,000

Seligman Income & Growth Fund, Inc.                                  90,339          450,000
Seligman Core Fixed Income Fund, Inc.                                34,934          300,000

Seligman LaSalle International Real Estate Fund, Inc. (5)           208,051          600,000

Seligman LaSalle Real Estate Fund Series, Inc.
   Seligman LaSalle Monthly Dividend Real Estate Fund                97,860
   Seligman LaSalle Global Real Estate Fund (3)                      34,640
                                                              -------------
                                                                    132,500          525,000
Seligman Municipal Fund Series, Inc.:
   National Series                                                   62,745
   Colorado Series                                                   31,491
   Georgia Series                                                    27,631
   Louisiana Series                                                  29,600
   Maryland Series                                                   34,819
   Massachusetts Series                                              61,645
   Michigan Series                                                   85,129
   Minnesota Series                                                  72,808
   Missouri Series                                                   27,550
   New York Series                                                   69,345
   Ohio Series                                                       96,345
   Oregon Series                                                     48,718
   South Carolina Series                                             70,865
                                                              -------------
                                                                    718,691          900,000
Seligman Municipal Series Trust:
   California High-Yield Series                                      34,563
   California Quality Series                                         41,390
   Florida Series                                                    26,522
   North Carolina Series                                             15,803
                                                              -------------
                                                                    118,278          525,000

Seligman New Jersey Municipal Fund, Inc.                             35,374          350,000
Seligman New Technologies Fund, Inc.                                 32,988          300,000
Seligman New Technologies Fund II, Inc.                              75,751          450,000
Seligman Pennsylvania Municipal Fund Series                          15,867          225,000

                                                              GROSS ASSETS    MINIMUM AMOUNT
                                                                6/30/2007      OF BOND UNDER
                        FUND/ENTITY                           (000 OMITTED)     RULE 17g-1
-----------------------------------------------------------   -------------   --------------
Seligman Portfolios, Inc.:
   Investment Grade Fixed Income Portfolio                            2,020
   Capital Portfolio                                                 11,791
   Cash Management Portfolio                                         10,769
   Common Stock Portfolio                                             7,339
   Communications & Information Portfolio                            60,540
   International Growth Portfolio                                     4,403
   Global Technology Portfolio                                        8,782
   Large-Cap Value Portfolio                                          4,317
   Smaller-Cap Value Portfolio                                      230,212
                                                              -------------
                                                                    340,173          750,000

Seligman Quality Municipal Fund, Inc. (4)                                --               --
Seligman Select Municipal Fund, Inc.                                224,252          600,000

Seligman TargetHorizon ETF Portfolios, Inc.
  Seligman Targ ETFund 2045 (2)                                       1,462
  Seligman Targ ETFund 2035 (2)                                       2,718
  Seligman Targ ETFund 2025                                          40,012
  Seligman Targ ETFund 2015                                          46,998
  Seligman Targ ETFund Core                                         110,732
                                                              -------------
                                                                    201,922          600,000
Seligman Time Horizon/Harvester Series, Inc.
  Time Horizon 30 Fund                                               23,506
  Time Horizon 20 Fund                                               40,816
  Time Horizon 10 Fund                                               47,810
  Harvester Fund                                                     19,400
                                                              -------------
                                                                    131,532          525,000

Seligman Value Fund Series, Inc.:
  Large-Cap Value Fund                                              280,080
  Smaller-Cap Value Fund                                            327,139
                                                              -------------
                                                                    607,219          900,000

Tri-Continental Corporation                                       2,926,889        1,900,000
                                                              -------------   --------------

Total Investment Companies                                       12,777,608       17,600,000

J. & W. Seligman & Co. Inc. Matched Accumulation Plan                55,429          500,000 (1)
Seligman Data Corp. Employees' Thrift Plan                           15,055          500,000 (1)

                                                              -------------   --------------
                                                              $  12,848,092   $   18,600,000
                                                              =============   ==============

(1) Section 142 of ERISA requires fidelity bonding of not less than 10% of funds handled each year, subject to a maximum bond of $500,000.

(2)   Fund commenced operations on October 2, 2006.

(3)   Fund commenced operations on December 29, 2006.

(4)   Fund was liquidated as of March 23, 2007.

(5)   Fund inception date was May 25, 2007.